PURE GOLD MINERALS INC. T.PUG

02015108

Fax: 1-202-942-9624

To: Securities & Exchange Commission – Washington, D.C.

Attention: Compliance

From: Debra Watkins

Re: Pure Gold News Release

SUPPL

STRICTLY CONFIDENTIAL

Please deliver to the addressee immediately

PLEASE FIND ATTACHED LATEST NEWS RELEASE

Re: File No: 82-3520

dlc 2/14

1255 West Pender Street
Vancouver, B.C. Canada V6E 2V1
Phone: 604-687-2038 Fax: 604-687-3141

NEWS RELEASE
PURE GOLD MINERALS INC.

1255 West Pender Street, Vancouver, B.C. V6E 2V1
Tel.: (604) 687-2038 / Fax.: (604) 687-3141

February 12, 2002 *TSE SYMBOL: PUG*

Staking of 930 Claims Completed in Beaver Lake Kimberlite Project Area Otish Mountains Region, Quebec

Donald R. Sheldon, President of Pure Gold Minerals Inc. ("Pure Gold"), is pleased to announce that further to the recently announced acquisition of the Beaver Lake property (January 24, 2002), an additional 628 mineral claims have been added to this property. In addition, a separate block of 302 mineral claims has also been staked immediately to the east, for a total of 930 claims covering 14,880 acres. This increases Pure Gold's project area in the Beaver Lake kimberlite region to over 68,000 acres (see **attached map**). These new claims have been staked in partnership with Ditem Explorations Inc. ("Ditem"), with each company owning and being responsible for 50% of future exploration and development costs. The Pure Gold/Ditem properties form a central and strategic corridor through the "Beaver Lake kimberlite district", Otish Mountains region of Quebec.

The Beaver Lake kimberlite, where Ditem discovered four macrodiamonds, is located approximately 75 kilometers south of the Renard kimberlite discoveries recently announced by Ashton Mining and Soquem. Recent geological studies by the Quebec government indicate that the Otish Mountains are geologically favourable for emplacement of additional kimberlites. A detailed study of the mineralogy of the Beaver Lake kimberlite indicates that it is analogous to the mineralogy accepted to be associated with diamond bearing kimberlites. Prior to the discovery of the Renard kimberlites, the Beaver Lake kimberlite had previously identified the Otish Mountains as prospective for the discovery of additional diamond bearing kimberlites. The tendency of kimberlites to occur in clusters has recently led to speculation that at least two areas of kimberlite may develop in the Otish Mountains region, one associated with the Beaver Lake kimberlite, and the other with the Renard kimberlites. Exploration activity is currently focused on these two areas.

Two airborne magnetic surveys totaling 440 square kilometer have been completed over the Tichegami River, and the northern portion of the Beaver Lake project. These surveys identified over 90 potential kimberlite targets that will be the focus of Pure Gold's initial exploration programs. Pure Gold is currently planning the initial phase of exploration on the properties and intends to commence field operations in the near future.

For further information, please contact:

Donald R. Sheldon – President
(604) 687-2038 or visit our website at www.puregold.ca



St
ACA / SOQ
MAJ / BHP-B
N
MAJ
Renard 1,2 Kimberlite
St
MAJ / BHP-B
Eastmain River
St
St
St
St
MAJ
MAJ
MAJ
St
St
ACA SOQ
Virginia Gold Mine
PUG / DIT
ACA
SOQ
ACA
BLV
MAJ
52°N
72°W
MAJ / CNB
SOI
RSC
Ditem Kimberlite
ACA
DIO
PUG / DIT
CBS
CBS
PLE
MAJ
PLE
MAJ
PUG / DIT
SOI
MAJ / CNB
MAJ / CNB
DIO
MAJ
SOQ
ACA / SOQ
SOQ
25 kms

Pure Gold Minerals Inc. (PUG)
Ditem Explorations Ltd. (DIT)

Eastmain Mine Road

Kimberlite

ACA	Ashton	St	Staked
BHP-B	BHP-Billiton	SOI	Sirios
CBS	Bard Ventures	DIO	Dios
BLV	Blackstone	DOC	Docu
CNB	Canabrava	PLE	Plexmar
MAJ	Majescor	RSC	Strateco
SOQ	Soquem	DIT	Ditem

OTISH MOUNTAIN AREA DIAMOND PROPERTIES

Province of Quebec

Information is compiled from data believed reliable (Jan. 11, 2002) but accuracy cannot be guaranteed.